SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

MCLEODUSA INCORPORATED

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

582266 10 2

(CUSIP Number)

FORSTMANN LITTLE & CO. SUBORDINATED DEBT
& EQUITY MANAGEMENT BUYOUT
PARTNERSHIP-VI, L.P.
FORSTMANN LITTLE & CO. SUBORDINATED DEBT
& EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.
FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.
FORSTMANN LITTLE & CO. SUBORDINATED DEBT & EQUITY MANAGEMENT BUYOUT
PARTNERSHIP-VIII, L.P.
FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VII, L.P.
THEODORE J. FORSTMANN
THOMAS H. LISTER

C/O FORSTMANN LITTLE & CO.
767 FIFTH AVENUE
NEW YORK, NY  10153
ATTN:  MR. WINSTON W. HUTCHINS
(212) 355-5656

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Kirkland & Ellis LLP

153 E. 53rd Street

New York, NY  10022

(212) 446-4800

Attn:  Stephen Fraidin, Esq.

November 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582266 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theodore J. Forstmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,856,463

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,856,463

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,856,463

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7, filed on behalf of Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership ("MBO-VI"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V" and, together with MBO-VI and MBO-VII, the "FL Partnerships"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Theodore J. Forstmann ("Mr. Forstmann") and Thomas H. Lister ("Mr. Lister" and, together with the FL Partnerships, MBO-VIII, Equity-VII and Mr. Forstmann, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on September 22, 1999 (as amended by Amendment No. 1 filed on October 2, 2001, Amendment No. 2 filed on December 7, 2001, Amendment No. 3 filed on February 4, 2002, Amendment No. 4 filed on April 22, 2002, Amendment No. 5 filed on November 1, 2002 and Amendment No. 6 filed on November 14, 2002, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA").  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following at the end thereof:

The total amount of funds used by Mr. Forstmann to purchase the 1,500,000 shares of Class A Common Stock purchased for his own account from October 28, 2003 through November 3, 2003 was $1,811,897.14.  These funds were obtained from the personal funds of Mr. Forstmann.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Clause (vi) (entitled "Theodore J. Forstmann") of Item 5 is hereby amended to read as follows:
(vi) Theodore J. Forstmann:
(a) Amount Beneficially Owned:

Mr. Forstmann directly owns 2,790,000 shares of Class A Common Stock and 536,767 shares of Series A Preferred Stock which are presently convertible into 2,703,963 shares of Class A Common Stock.  In addition, Mr. Forstmann directly owns options to purchase shares of Class A Common Stock, of which 362,500 have vested and are presently exercisable for 362,500 shares of Class A Common Stock at a price of $1.11 per share.

The shares of Class A Common Stock and Series A Preferred Stock directly owned by Mr. Forstmann, together with the shares of Class A Common Stock for which the options directly owned by Mr. Forstmann are presently exercisable, represent approximately 3.5% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 166,021,505 shares of Class A Common

Stock outstanding as of August 1, 2003 as disclosed by McLeodUSA in its Form 10-Q for the quarterly period ended June 30, 2003.
(b) Assuming conversion of the shares of Series A Preferred Stock and exercise of the vested options, the number of shares as to which Mr. Forstmann has:
(i) sole power to vote or to direct the vote - 5,856,463.
(ii) shared power to vote or to direct the vote - None.
(iii) sole power to dispose or to direct the disposition of - 5,856,463.
(iv) shared power to dispose or to direct the disposition of - None.
(c) During the past 60 days, Mr. Forstmann purchased the following shares of Class A Common Stock all in open market transactions:

Purchase Date	Number of Shares of Class A Common Stock	Per Share Purchase Price
10/28/03	162,601	$1.12
10/28/03	167,399	$1.13
10/28/03	20,000	$1.14
10/29/03	7,837	$1.11
10/29/03	11,150	$1.12
10/29/03	54,685	$1.13
10/29/03	132,487	$1.14
10/29/03	96,553	$1.15
10/29/03	32,188	$1.16
10/29/03	100	$1.17
10/30/03	15,332	$1.17
10/30/03	25,944	$1.18
10/30/03	119,096	$1.19
10/30/03	78,940	$1.20
10/30/03	11,188	$1.21
10/30/03	63,800	$1.22
10/30/03	700	$1.23
10/31/03	8,800	$1.20
10/31/03	10,700	$1.21
10/31/03	49,668	$1.22
10/31/03	85,332	$1.23
10/31/03	59,500	$1.24
10/31/03	36,000	$1.25
11/3/03	28,476	$1.20
11/3/03	28,689	$1.21
11/3/03	93,117	$1.22
11/3/03	60,993	$1.23
11/3/03	36,225	$1.24
11/3/03	2,500	$1.25

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2003

FORSTMANN LITTLE & CO., SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

	By:	FLC XXIX Partnership, L.P.,
its general partner

	By:	/s/ Winston W. Hutchins
Winston W. Hutchins,
a general partner

FORSTMANN LITTLE & CO., SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

	By:	FLC XXXIII Partnership, L.P.,
its general partner

	By:	/s/ Winston W. Hutchins
Winston W. Hutchins,
a general partner

FORSTMANN LITTLE & CO EQUITY PARTNERSHIP-V, L.P.

	By:	FLC XXX Partnership, L.P.,
its general partner

	By:	/s/ Winston W. Hutchins
Winston W. Hutchins,
a general partner

FORSTMANN LITTLE & CO., SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VIII, L.P.

By:	FLC XXXIII Partnership, L.P.,
its general partner

By:	/s/ Winston W. Hutchins
Winston W. Hutchins,
a general partner

FORSTMANN LITTLE & CO., EQUITY PARTNERSHIP-VII, L.P.

By:	FLC XXXII Partnership, L.P.,
its general partner

By:	/s/ Winston W. Hutchins
Winston W. Hutchins,
a general partner

/s/ Theodore J. Forstmann
Theodore J. Forstmann

/s/ Thomoas H. Lister
Thomas H. Lister